Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438) and Form S-8 (Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090) of Orckit Communications Ltd. of our report dated March 3, 2011, relating to the consolidated financial statements as of and for the year ended December 31, 2010, which appears in this Form 6-K.

Tel-Aviv, Israel March 3, 2011	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited